

P.O. Box 2600
Valley Forge, PA 19482

vanguard.com

November 23, 2022

Electronic Delivery VIA EDGAR
ATTN: Leila Holder, Mail Stop 8549
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940: Haifan Liang, Julia Lucas, Mary R. Richardson, Donald R. Lichtenstein, Catherine Day, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Dailey v. The Vanguard Group, Inc., et al., Case No. 2:22-cv-00955- ER (United States District Court for the Eastern District of Pennsylvania).

Dear Sir or Madam,

Enclosed for filing on behalf of Vanguard Chester Funds, Mortimer J. Buckley, Christine M. Buchanan, John E. Schadl, Tara Bunch, Emerson U. Fullwood, Amy Gutmann, F. Joseph Loughrey, Mark Loughridge, Scott C. Malpass, Deanna Mulligan, André F. Perold, Sarah Bloom Raskin, David Thomas, Peter F. Volanakis, John Bendl and The Vanguard Group, Inc., pursuant to Section 33 of the Investment Company Act of 1940, is a copy of a consolidated and amended complaint filed by Haifan Liang, Julia Lucas, Mary R. Richardson, Donald R. Lichtenstein, Catherine Day, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Dailey individually and on behalf of all others similarly situated.

If you have any questions regarding this filing, please contact me at (610) 669-3192.

Sincerely,

Jane Hong Shissler

Jane Hong Shissler
Senior Compliance Manager
The Vanguard Group, Inc.

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS LITIGATION	Lead Case No. 2:22-cv-955-ER
	CONSOLIDATED COMPLAINT – CLASS ACTION
	Jury Trial Demanded

Plaintiffs Haifan Liang, Julia Lucas, Mary R. Richardson, Donald R. Lichtenstein, Catherine Day, Ardes Poisson, Valerie M. Verduce, John Harvey, Caitlin Brigham, Jeffrey Chaussee, Zeb Bradford, Benjamin Deming, and James Daily (collectively, "Plaintiffs"), individually and on behalf of all others similarly situated, by Plaintiffs' undersigned attorneys, allege the following based upon personal knowledge as to their own acts and upon information and belief as to all other matters based on the investigation conducted by and through Plaintiffs' attorneys, which included a review of, *inter alia*, U.S. Securities and Exchange Commission ("SEC") filings by The Vanguard Group, Inc. ("Vanguard") and Vanguard Chester Funds (the "Trust"), press releases and other public statements by Defendants (defined below), public conference calls and announcements made by Defendants, media and analyst reports and analysis about Vanguard and the Trust, interviews with confidential witnesses including former Vanguard employees, other public reports and information about Vanguard and the Trust, and information readily available on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery. Most of the facts supporting the allegations contained herein are known only to Defendants or are exclusively within their control.

INTRODUCTION

1.   Plaintiffs bring this class action individually and on behalf of a proposed Class, including the Subclasses defined below. The Class includes all U.S. investors in Vanguard's Retail Funds (defined below) who (1) held these funds in taxable accounts, or in tax-advantaged accounts where capital gains were not reinvested within those accounts, and (2) received 2021 capital gains distributions.

2.   Vanguard was founded to offer low-cost mutual fund investments directly to everyday investors. Vanguard states that its "core purpose" is "[t]o take a stand for all investors, to treat them fairly, and to give them the best chance for investment success."[1] Vanguard historically lived up to that purpose, becoming one of the largest investment companies in the world. In December 2020, however, Defendants made a grossly irresponsible decision that harmed a group of its smaller investors, as it jockeyed for the larger institutional clients which bring in more money.

3.   Vanguard offers a slate of Target Retirement Funds ("Target Date Funds") that are popular with many investors looking for low-cost, low-maintenance ways to invest for retirement. These are mutual funds, organized as a trust and managed by a common set of trustees. The funds' general investment strategy is based on a target retirement year, such as 2030 or 2050. The funds own a mix of other Vanguard index funds (*i.e.*, stock funds or bond funds) and are designed with an investment "glide path" that gradually shifts the portfolio toward more conservative assets (like bond funds) as the target retirement year approaches. The funds are marketed as "set-it-and-forget-it" funds, designed so investors can put their entire retirement investment into one pot and trust that Vanguard and the Trust's officers and trustees will manage it effectively and efficiently.

4.   Unfortunately for one group of smaller investors, Defendants breached that trust. The trustees of a mutual fund, along with the officers and advisors of the funds, are required to manage the fund for the benefit of *all* the fund's shareholders. Trustees cannot favor larger investors, while disregarding and injuring smaller investors.

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[1] Vanguard, "Facts and Figures," *available at*
https://corporate.vanguard.com/content/corporatesite/us/en/corp/who-we-are/sets-us-apart/facts-and-figures.html

5.   Vanguard offered two tiers for each of its Target Date Funds: funds for retirement plans with over $100 million in assets invested ("Institutional Funds"), and funds for individuals and smaller retirement plans who do not hit that threshold ("Retail Funds"). The management and investment strategies of the respective Institutional and Retail Funds are identical, but Vanguard offers lower management fees to investors in the Institutional Funds. Naturally, anyone who qualified for the Institutional Funds would want their money in the Institutional Funds, as opposed to the corresponding Retail Funds.

6.   When the Target Date Funds sell assets, they are required to distribute any capital gains to shareholders. Investors who hold the funds in tax-advantaged accounts such as 401(k) accounts do not incur any tax liability for these capital gains distributions so long as they keep the capital gains within the tax advantaged account, as most (but not all) investors saving for retirement tend to do.

7.   Most investors in Vanguard's Target Date Funds hold the funds in tax-advantaged accounts. However, Vanguard also markets and sells its Target Date Funds directly to smaller, individual investors, some of whom hold these funds in taxable accounts. These investors, and those who do not reinvest their capital gains within their tax-advantaged accounts, must pay taxes on any capital gains distributions they receive.

8.   For the purposes of this complaint, investors who held Target Date Funds in taxable accounts and investors who held the funds in tax-advantaged accounts but opted not to reinvest capital gains within those accounts are referred to collectively as "taxable investors."

9.   Typically, any capital gains distributions for Target Date Funds are minimal as the funds do not sell many assets given their focus on long-term growth. Thus, tax liabilities incurred

from these distributions are also typically minimal. Indeed, this tax-efficiency is a major part of the Target Date Funds' appeal to investors.

10.   In December 2020, Defendants decided to drop the threshold for the Institutional Funds from $100 million to $5 million, seeking to attract and keep more business from mid-size retirement funds. All of a sudden, many of the retirement plans that were invested in the Retail Funds had the no-brainer opportunity to jump to the Institutional Funds and reduce the fees they were paying for the same investment options by over 30%. To be sure, this was Defendants' desired result. But because of how they implemented this change, the ensuing mass exodus from the Retail Funds to the Institutional Funds bore severe and unnecessary consequences for the taxable investors left behind.

11.   As these mid-sized retirement plans jumped ship to the Institutional Funds, the Retail Funds had to sell an unprecedented amount of assets to satisfy all of the share redemptions from the exiting retirement plans. The sell-off required the Retail Funds to recognize substantial capital gains on the assets they sold, which had to be distributed to shareholders. The resulting distributions surged to over 4,000% of previous levels. While this was of no concern to retirement plans and other investors holding the funds in tax-advantaged accounts, taxable investors were hit with enormous, unexpected tax liabilities from these capital gains distributions.

12.   Defendants failed these taxable investors because they had other readily-available options at their disposal to lower costs for the retirement plans they was wooing *without* harming their taxable investors. In dereliction of their fiduciary duties to its investors, Defendants either failed to consider these obvious alternatives or knowingly disregarded the damaging impact their decision would have on taxable investors.

13.   Two events shortly following Defendants' decision underlined Defendants' abject failure and the needlessness of the damage they caused to taxable investors.

14.   First, just one month after Defendants triggered the massive sell-off and resulting tax liabilities, Fidelity Investments ("Fidelity") announced that it was also lowering the threshold for its institutional target date funds from $100 million to $5 million. Fidelity is one of Vanguard's primary competitors in offering similar low-cost target date retirement funds. Unlike Vanguard, however, Fidelity accomplished the same result (dropping the threshold for its lower-fee class of institutional funds) by simply restructuring its share classes. Vanguard could have easily done the same for its Retail Funds, which (like Fidelity) would have avoided sparking a massive sell-off and unprecedented capital gains tax liabilities for its taxable investors.

15.   Second, just nine months after causing the sell-off and causing taxable investors to incur unprecedented tax liabilities, Defendants appeared to admit the folly of their ways. In September 2021, Vanguard announced that it was merging its Institutional and Retail Funds and charging a flat expense ratio of 0.08% across the board. By this time it was too late; the damage was done. There was nothing preventing Defendants from effecting the mergers back in December 2020, when they could have merged the funds and simply restructured the fee tiering within the merged funds.

16.   The damage caused by Defendants' decision was significant. All proposed class members suffered common damage: they were blindsided by large tax liabilities and lost the opportunity to earn compounding interest on a sizable piece of their investments, interest which they would otherwise have continued to accrue over the years or decades until their target retirement date. Some investors had to face penalties for failure to make estimated tax payments for liabilities of up to tens or hundreds of thousands of dollars that they had no idea were coming.

Some investors had to sell other investments to come up with the cash to pay these unprecedented tax liabilities, causing them to prematurely recognize other capital gains and incur even more tax liabilities.

17.   In the time since their December 2020 decision, Defendants have done nothing to mitigate or ameliorate the harm they needlessly caused to their taxable investors. Plaintiffs bring this action on behalf of themselves and other taxable investors who were damaged by Defendants' total failure to protect the small investors that they claim to serve.

18.   In January 2022, Massachusetts regulators launched an investigation into these same set of events. On July 6, 2022, Vanguard Marketing Corp., a subsidiary of Vanguard, reached a $6.25 million settlement with Massachusetts securities regulators. The final settlement agreement remains pending at the time of this complaint.

19.   In an interview with *The Wall Street Journal*, William Galvin, the Massachusetts Secretary of the Commonwealth, explained that eligible Massachusetts investors may seek restitution of up to 65% of the tax liability they incurred as a result of Vanguard's actions in the Massachusetts case – a partial recovery of the damages they suffered.[2] Galvin opined that, "I don't think it's unfair to say they [Vanguard] were either cavalier or clueless."

20.   In a public statement about the settlement, Galvin explained that "[t]hese extraordinary capital gains were caused by Vanguard's conscious decision to benefit ultra-wealthy shareholders over Main Street investors."[3]

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[2] *The Wall Street Journal*, "Vanguard to Pay $6 Million to Investors Hit With Big Tax Bills," *available at* https://www.wsj.com/articles/vanguard-to-pay-6-million-to-investors-hit-with-big-tax-bills-11657133751

[3] *See WealthManagement.com*, "Vanguard to Pay $6M Over Target-Date Fund Investigation," *available at* https://www.wealthmanagement.com/regulation-compliance/vanguard-pay-6m-over-target-date-fund-investigation

THE PARTIES

Plaintiffs

21.   Plaintiff Haifan Liang ("Liang") is domiciled in California. He invested in Vanguard's 2035 (VTTHX) Retail Fund in a taxable account.

22.   Plaintiff Julia Lucas ("Lucas") is domiciled in Pennsylvania. She invested in Vanguard's 2050 (VFIFX) Retail Fund in a taxable account.

23.   Plaintiff Mary R. Richardson ("Richardson") is domiciled in South Carolina. She invested in Vanguard's 2025 (VTTVX) Retail Fund in an IRA and elected to have capital gains and dividends automatically distributed to her outside of her IRA.

24.   Plaintiff Donald R. Lichtenstein ("Lichtenstein") is domiciled in Colorado. Lichtenstein brings claims personally and as trustee for the Donald R. Lichtenstein Living Trust ("Lichtenstein Trust"), which invested in Vanguard's 2020 Retail Fund (VTWNX), 2025 Retail Fund (VTTVX), and 2030 Retail Fund (VTHRX) in a taxable account.

25.   Plaintiff Catherine Day ("Day") is domiciled in Massachusetts. Day brings claims as trustee for the Day Family 2020 Trust ("Day Trust"), which invested in Vanguard's 2025 and 2030 Retail Funds in a taxable account.

26.   Plaintiff Ardes Poisson ("Poisson") is domiciled in Illinois. Poisson brings claims personally and as trustee for the Ardes R. Poisson Trust ("Poisson Trust"), which invested in Vanguard's 2015 and 2025 Retail Funds in a taxable account.

27.   Plaintiff Valerie M. Verduce ("Verduce") is domiciled in Georgia. She invested in Vanguard's 2020 Retail Fund and 2030 Retail Fund in a taxable account. Verduce also brings claims as trustee for the Valerie M. Verduce Irrevocable Trust ("Verduce Trust"), which invested in 2040 Retail Fund (VFORX) in a taxable account.

28.   Plaintiff John Harvey ("Harvey") is domiciled in Oklahoma. He invested in Vanguard's 2015 Retail Fund (VTXVX) and 2020 Retail Fund in taxable accounts.

29.   Plaintiff Caitlin Brigham ("Brigham") is domiciled in Kansas. She invested in Vanguard's 2055 Retail Fund (VFFVX) in a taxable account.

30.   Plaintiff Jeffrey Chaussee ("Chaussee") is domiciled in Minnesota. He invested in Vanguard's 2025, 2035, and 2045 (VTIVX) Retails Funds in a taxable account.

31.   Plaintiff Zeb Bradford ("Bradford") is domiciled in Georgia. He invested in Vanguard's 2025 and 2030 Retail Funds in a taxable account.

32.   Plaintiff Benjamin Deming ("Deming") is domiciled in California. He invested in Vanguard's 2055 Retail Fund in a taxable account.

33.   Plaintiff James Daily ("Daily") is domiciled in New Jersey. He invested in Vanguard's 2045 and 2065 Retail Funds in a taxable account.

Defendants

34.   Vanguard's Target Date Funds are organized as a Delaware statutory trust named Vanguard Chester Funds (the "Trust"). Prior to February 2022, the Trust comprised mutual funds for each target date and each share class, *e.g.*, the 2030 Retail Fund and the 2030 Institutional Fund, which were separate funds within the Trust as opposed to share classes within the same fund. The Trust's shareholders (its investors) are domiciled throughout the nation.

35.   The Trust is registered with the Pennsylvania Department of State, and lists its business address as 100 Vanguard Blvd., Malvern, PA 19355. In SEC filings, the Trust lists its business address as P.O. Box 2600, Valley Forge, PA 19482.

36.   The Trust and each of its funds, including the Institutional and Retail Funds, were managed, at the relevant times, by the same group of trustees and officers (the "Trustee and Officer

Defendants"). The Trustee and Officer Defendants and their respective domiciles are identified below:

Defendant	Role as to the Trust	Domicile
Mortimer J. Buckley	Chief Executive Officer ("CEO"), Chairman of the Board, President, Trustee	PA
John Bendl	Chief Financial Officer ("CFO")	PA*
Christine M. Buchanan	Treasurer**	PA
John E. Schadl	Chief Compliance Officer ("CCO")	PA
Emerson U. Fullwood	Trustee	NY
Amy Gutmann	Trustee	PA or NY
F. Joseph Loughrey	Trustee	IN
Mark Loughridge	Lead Independent Trustee	CT
Scott C. Malpass	Trustee	IN or FL
Deanna Mulligan	Trustee	NY
André F. Perold	Trustee	MA
Sarah Bloom Raskin	Trustee	DC or MD
Peter F. Volanakis	Trustee	NH

* Defendant Bendl was domiciled in Pennsylvania during the relevant time period and is now domiciled in the United Kingdom.
** Defendant Buchanan served as the Treasurer of the Trust during the relevant time period and now serves as the Trust's CFO.

37.   Defendant Buckley also served as the CEO, President, and Chairman of the board of Vanguard at all relevant times.

38.   Defendant Bendl was also a Principal of Vanguard, and served as the chief accounting officer, treasurer, and controller of Vanguard at all relevant times.

39.   Defendant Buchanan was also a Principal of Vanguard at all relevant times.

40.   Defendant Schadl was also a Principal of Vanguard, and served as the CCO of Vanguard at all relevant times.

41.   The "Trustee Defendants" means Defendants Buckley, Fullwood, Gutmann, Loughrey, Loughridge, Malpass, Mulligan, Perold, Raskin, and Volanakis.

42.   For Vanguard's fiscal year 2020, each of the Trustee Defendants other than Buckley received total compensation of between $287,500 and $357,500 for their service as trustee of Vanguard's various funds.

43.   The "Officer Defendants" means Defendants Buckley, Bendl, Buchanan, and Schadl.

44.   Defendant Vanguard is incorporated in Pennsylvania with its headquarters located at 100 Vanguard Boulevard, Malvern, Pennsylvania, 19355. Vanguard provides "virtually all" of the "corporate management, administrative, and distribution services" for the Trust. It also provides investment advisory services to the target date funds.[4]

JURISDICTION AND VENUE

45.   This Court has subject matter jurisdiction under 28 U.S.C. § 1332(d)(2). The amount in controversy exceeds the sum or value of $5,000,000, exclusive of interest and costs, and the matter is a class action in which one or more members of the proposed Class is a citizen of a State different from any Defendant.

46.   The Court has personal jurisdiction over the Trust and each Trustee and Officer Defendant because the claims arise from or relate to Trust management decisions that were made and/or carried out by the Trustee and Officer Defendants (or their agents) at Vanguard's Pennsylvania headquarters. For instance, Trustee meetings occurred there, the Trustee and Officer Defendants worked with Vanguard to execute fund management decisions there, the Trustee and

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[4] Vanguard Chester Funds, "Statement of Additional Information January 31, 2022" at B-35, ("Trust SAI") *available at* https://advisors.vanguard.com/pub/Pdf/sai059.pdf

Officer Defendants entered into relevant contractual relationships centered there (including service contracts with Vanguard), and the mailing address of the Trustees, for Trust business, is P.O. Box 876, Valley Forge, Pennsylvania 19482. By conducting fund business in Pennsylvania, each Defendant purposefully availed itself of the privilege of doing business in the state. In addition, certain Trustee and Officer Defendants are domiciled in Pennsylvania.

47.   The Court has personal jurisdiction over Vanguard and the Trust because their respective principal places of business are in Malvern, PA, within this District.

48.   For the Trust and Trustee/Officer Defendants, venue is proper under 28 U.S.C. § 1391 because a substantial part of Defendants' conduct giving rise to the claims occurred at Vanguard's headquarters, within this District. Venue is also proper because Vanguard and certain Trustee and Officer Defendants reside in this District.

SUBSTANTIVE ALLEGATIONS

Vanguard's Target Date Funds

49.   Vanguard was founded in 1975 to offer low-cost mutual fund investments directly to everyday investors. Vanguard was incorporated with a "radical ownership structure" through which Vanguard's member funds own the company instead of public investors.[5] In turn, the member funds are owned by the funds' investors, meaning everyone who purchases shares of a Vanguard mutual fund is a partial owner of Vanguard itself. Vanguard touts this feature to show that the company will "focus squarely on meeting the investment needs of our clients."[6]

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[5] Vanguard, https://corporate.vanguard.com/content/corporatesite/us/en/corp/who-we-are/sets-us-apart/index.html

[6] *Id.*

50.   Vanguard's purported "core purpose" is "to take a stand for all investors, to treat them fairly, and to give them the best chance for investment success."[7] Vanguard has often lived up to that promise, becoming the largest provider of mutual funds in the world, and one of the largest investment companies overall, managing assets of over $8 trillion.[8]

51.   In this instance, however, Vanguard fell far short of both its aspirations and its legal duties. Defendants' actions harmed smaller investors – the very people Vanguard was founded to serve – as Defendants sought to cater to the institutional retirement plans that drive the company's bottom line.

52.   Mutual funds consist of a portfolio of stocks, bonds, or other securities. They are managed by financial professionals to serve the investment purposes of the funds' shareholders. Mutual funds are organized as either a corporation or a trust. The board of directors or board of trustees for a fund, along with the fund's officers and advisors, are required to manage the fund for the benefit of *all* its shareholders, not just the big fish who generate the most fees. A fund's board and officers may not favor one group of fund investors to the detriment of others.

53.   Vanguard first introduced its Target Date Funds in 2003. Vanguard offered a series of Target Date Funds (organized as the Trust) that investors could choose from, each of which invest money across asset classes based on a target retirement year. For example, the Target Retirement 2030 Fund is designed for investors who plan to retire in or around 2030, or the 2040 Fund for investors aiming to retire ten years later.

54.   The Target Date Funds buy and hold other Vanguard index funds – typically a mix of stock and bond funds. As the target date approaches, the Target Date Funds' investment

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[7] Vanguard, "Facts and Figures," *supra*, note 1.

[8] *Id*.

managers alter the fund's portfolio to reduce risk exposure, with more bonds and fewer stocks. This gradual adjustment is called the "glide path" of the fund. For example, as of May 31, 2022, the 2030 Fund held 100% of its investments in four different Vanguard index funds, with roughly 65% in stocks and 35% in bonds.

55.   The appeal of these funds is that they are low-cost ways to ensure that as investors get closer to retirement and likely closer to needing their money, their portfolio becomes more conservative and less volatile. Indeed, these type of funds have become extremely popular retirement investments, with Vanguard assuming its namesake role in the market. "Vanguard is the largest target-date fund manager in the industry and the number one recipient of cash flowing into target-date funds."[9] According to Vanguard, "four out of five participants in 401(k) plans [kept] at Vanguard are now invested in a target-date fund."[10]

56.   Vanguard markets its Target Date Funds to consumers who do not want to actively manage their portfolio. John Bogle, Vanguard's founder, describes Vanguard's mutual funds' central philosophy as "set it and forget it."[11] Financial advisors recommend Target Date Funds as a "set-it-and-forget-it option" where investors can "literally invest their entire portfolio."[12] As

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[9] Vanguard, "Vanguard Broadens Access to Low-Cost Institutional Target-Date Funds" ("December Press Release"), *available at* https://corporate.vanguard.com/content/corporatesite/us/en/corp/who-we-are/pressroom/Press-Release-Vanguard-Broadens--Access--to-Low-Cost-Institutional-Target-Date-Funds-12-11-2.html

[10] *Id.*

[11] Chron.com, "Vanguard founder's advice: Set it and forget it," *available at* https://www.chron.com/business/article/Vanguard-founder-s-advice-Set-it-and-forget-it-1780677.php

[12] Morningstar.com, "A Set-It-and-Forget-It Target-Date Series from Vanguard," *available at* https://www.morningstar.com/articles/929967/a-set-it-and-forget-it-target-date-series-from-vanguard

Vanguard has touted, its Target Date Funds are "an all-in-one solution for those without the time, willingness, or ability to build and manage their own portfolio."[13]

57.   Prior to September 2021, Vanguard had two tiers for each of its Target Date Funds: (1) Institutional Funds for retirement plans with over $100 million in assets invested; and (2) Retail Funds for individuals and smaller retirement plans with less than $100 million invested.

58.   For each target date (2025, 2030, etc.), the Institutional and Retail Fund tiers had the same investment strategy, the same trustees and officers, and the same underlying investments (*i.e.*, the same proportion of shares in the same underlying Vanguard index funds with the same glide path). The only difference was that the Institutional Funds offered lower management fees and expenses for those who qualified for the minimum investment threshold. Otherwise, for all intents and purposes Vanguard's Retail and Institutional Funds for a given target date were identical.

Capital Gains Distributions Can Significantly Impact Taxable Investors

59.   When a mutual fund, like the Target Date Funds, sells assets, federal tax law requires the fund to distribute to its shareholders any capital gains it realized on the sale. *See* 26 U.S.C. § 852(a)(1). These distributions are made *pro rata* based on the proportion of shares in the fund held by each shareholder.

60.   If investors hold shares in a Target Date Fund in a tax-advantaged account, such as a 401(k) or 403(b) account or an IRA, they can simply reinvest any capital gains distributions back into the fund (or elsewhere in the account) without incurring any tax liability for the distribution. Vanguard's larger investors, such as institutional retirement plans, fall into this category.

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[13] December Press Release, *supra*, note 9.

61.   However, Vanguard also markets and sells its Target Date Funds directly to smaller, ordinary investors. A significant number of individual investors hold shares of Vanguard's Target Date Funds in taxable investment accounts. Indeed, according to the Financial Industry Regulatory Authority ("FINRA"), about one third of U.S. households have investments in taxable accounts:



FINRA, A Snapshot of Investor Households in America [14]

62.   For taxable investors, as defined above, any capital gains distributions are subject to substantial federal and state taxes. Even if an investor immediately and automatically reinvests the distribution into the same fund, they will still incur these taxes. For taxable investors, big capital gains distributions mean big tax bills.

63.   For tax purposes, capital gains generated by a Target Date Fund could be classified as short-term or long-term capital gains, depending on how long the securities were held in the fund's portfolio. Capital gains from the sale of assets that the fund held for longer than a year are long-term gain. Capital gains from the sale of assets that the fund held for one year or less are

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[14]*Available at* https://www.sec.gov/spotlight/fixed-income-advisory-committee/finra-investor-education-foundation-investor-households-fimsa-040918.pdf

short-term gains. The length of time that a particular investor held shares of the Target Date Fund does not affect this determination, as the sales were made by, and the gains realized by, the fund.

64.   The federal tax on long-term capital gains can be up to 20%. Short-term capital gains are taxed as ordinary income, meaning investors could incur federal taxes up to 37%. Many states levy additional taxes on capital gains and income on top of the federal taxes.

65.   Capital gains are taxable in the year that the gains are realized (*i.e.*, when the assets are sold). Capital gains distributions to shareholders of mutual funds are no different. Mutual funds, including Vanguard's Target Date Funds, typically make capital gains distributions for a given year at the end of the calendar year. For example, if a mutual fund realizes capital gains in 2021 from selling assets in 2021, it distributes those capital gains to shareholders at the end of 2021. Investors incur taxes on those capital gains distributions for the 2021 tax year.

66.   Target date funds, including Vanguard's, typically do not sell many assets. Thus, capital gains distributions (and the associated tax liabilities) for investors in those funds are typically minimal. The overarching investment strategy for these funds is to buy and hold long-term assets like Vanguard index funds, which themselves feature minimal asset turnover and thus minimal tax exposure from capital gains distributions. Low turnover rates and capital gains distributions are attractive features to taxable investors, as that means less taxes to pay at the end of the year and more of the investment that can keep accumulating compound interest.

67.   Mutual funds typically keep sufficient cash on hand to pay for normal levels of redemptions, so normal levels of redemptions do not require the funds to sell substantial assets. In a given year, funds typically make small capital gains distributions from events like stock dividends or the gradual re-balancing of the portfolio to include more bonds. These distributions are usually a mere fraction of a percent of the value of the fund (and of investors' *pro rata*

holdings). Accordingly, investors reasonably expect capital gains distributions and tax liabilities from funds like the Target Date Funds to be insignificant.

Chasing Institutional Retirement Plan Clients, Vanguard Sparks a Massive Sell-Off

68.   Vanguard aims to maximize its assets under management ("AUM"), while maintaining competitively low fees. It is engaged in an ongoing "price war" with its competitors in the financial industry to attract and keep clients.[15]

69.   In the past, brokers charged commissions on trades and transactions, but more investment firms now charge flat fees based on the assets managed within the account. This is particularly true for mutual funds like the Target Date Funds.

70.   Most of the management fees generated by Vanguard's Target Date Funds come from institutional retirement plans, so Defendants have strong incentives to keep those plans happy. In December 2020, as they were vying for retirement plans' investments, Defendants made a decision which caused an unprecedented asset sell-off in its Retail Funds, creating foreseeable and significant negative tax consequences for its taxable investors.

71.   Before December 2020, only retirement plans with at least $100 million in assets invested could access the Institutional Funds, and the lower fees that Vanguard charged for those funds. Retirement plans falling below this threshold were limited to the Retail Funds. At this time, while investors in the Retail Funds paid an expense ratio of 0.13%, the expense ratio for the Institutional Funds was 0.09%, over 30% lower than the Retail Funds.

72.   As the Institutional and Retail Funds were identical for a given target date, aside from the fees and minimum investment threshold, there was no reason that a retirement plan that

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[15] AP News, "Fidelity slashes fees as funds battle for investors," *available at* https://apnews.com/article/1f2ed0e747f6495faa18db2d55a17ff2

qualified for the Institutional Funds would invest, or remain invested, in the Retail Funds. If, for example, a retirement plan with $90 million in assets was invested in the Retail Funds, but then grew to $110 million in assets, there were no material roadblocks that would dissuade the plan manager from moving the plan into the Institutional Funds.

73.   Indeed, a retirement plan manager owes a fiduciary duty to the plan's participants, so they would be obligated to opt for, or switch to, a fund that offers identical investment options but significantly reduced fees, with no material downside to the plan's constituents for making the switch.

74.   Former Employee 1 ("FE1") served as an executive in Vanguard's Institutional Sales department from 2010 to 2022, managing the sales teams for Vanguard's Institutional Division. FE1 confirmed that the Target Date Funds "are commoditized products, so anyone can replicate the Vanguard retirement funds, so fees matter. And, particularly on the institutional side, a lot of people, because of lawsuits, shop purely on price." FE1 also corroborated that Vanguard's business is "hugely driven by institutions, by 401(k) plans."

75.   In December 2020, to keep pace with mutual fund providers like Fidelity who were offering competing low-fee target date funds, Defendants decided to offer lower fees to mid-size retirement plans who had previously been limited to the Retail Funds. The way they chose to do that was by lowering the investment threshold for the Institutional Funds from $100 million to $5 million, opening access to the Institutional Funds for these mid-size retirement plans.

76.   On December 11, 2020, Vanguard announced that:

> Effective immediately, the plan-level minimum investment requirement [for the Institutional Funds] has been reduced to $5 million from $100 million, enabling more 401(k) and 403(b) plan

sponsors to offer these low-cost, broadly diversified options to their
retirement plan participants.[16]

77.   Vanguard's announcement touted the benefit of the change for the retirement plans

it was focused on, but it was silent as to the effect on taxable investors. The press release boasted

that "Vanguard works tirelessly to improve outcomes for plans sponsors and their participants."

Id.

78.   When Defendants lowered the threshold for the Institutional Funds, as *The Wall

Street Journal* described, it "set off an elephant stampede, as multimillion-dollar corporate

retirement plans got out of the standard target funds and into the Institutional equivalents."[17]

79.   Predictably, in the months that followed Defendants' December 2020 decision,

retirement plans with between $5-100 million invested sold their Retail Fund shares and moved to

the Institutional Funds. According to *Morningstar*, lowering the threshold opened the Institutional

Funds to an additional 8,500 401(k) plans with approximately 3.2 million participants. For these

plans, "upgrading to the cheaper share class was a no-brainer."[18]

80.   As *Morningstar* explained, "since Vanguard launched the institutional shares as a

separate mutual fund in 2015, instead of a new share class," Defendants' decision to simply drop

the threshold for the Institutional Funds meant that "the [Retail Funds] had to sell holdings to meet

the redemptions" from the exiting retirement plans and their millions of participants.[19] In response

---

[16] December Press Release, *supra*, note 9. Notably, the press release states that the decision came
from Valley Forge, P.A., Vanguard's headquarters.

[17] *The Wall Street Journal*, "The Huge Tax Bills That Came Out of Nowhere at Vanguard," ("*WSJ
Article*") *available at* https://www.wsj.com/articles/vanguard-target-retirement-tax-bill-surprise-
11642781228

[18] Morningstar.com, "Lessons From Vanguard Target-Date's Capital Gains Surprise," *available
at* https://www.morningstar.com/articles/1076616/lessons-from-vanguard-target-dates-capital-
gains-surprise

[19] *Id.*

to a direct inquiry by one investor through Vanguard's message center, a Vanguard Relationship Manager confirmed that "[t]he Institutional TRFs [Target Date Funds] and the Investor TRFs [Retail Funds] are two separate structures, not different share classes of the same structure."[20]

81.   The Retail Funds' sell-off far exceeded the asset sales seen in prior years, and the impact on the funds was glaring. *The Wall Street Journal* reported that, for example, "assets at Vanguard's 2035 target fund shrank to $38 billion from $46 billion" and the "2040 fund shriveled to $29 billion from $36 billion."[21] This was an unprecedented sell-off of over 15% of the funds' assets.

82.   When an investor redeems shares, they are entitled to a payment for the value of the shares. The Target Date Funds see a modest level of share redemptions in any given year, typically offset by share issuances to incoming investors. The difference following Defendants' December 2020 decision is stark. The chart below illustrates the impact of the decision for the 2030 Retail Fund.[22]

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[20] The investor shared a copy of this communication with Plaintiffs' counsel.

[21] *WSJ* Article, *supra* note 17.

[22] This and the following two charts were compiled using data from the Vanguard Chester Funds' Annual   Reports   for   2015-2021,   filed   with   the   SEC,   *available   at* https://www.sec.gov/edgar/browse/?CIK=752177. Vanguard's financial statements run on a fiscal year from October 1 to September 30 of the year noted. *E.g.*, the 2021 data spans from October 1, 2020 to September 30, 2021.



83.   From 2015 to 2020, redemptions from the 2030 Retail Fund averaged around 209

million. The net change in shares outstanding averaged a *gain* of 54 million per year, and was

always positive, meaning more shares were purchased than were redeemed. In 2021, a staggering

490.4 million shares in the 2030 Retail Fund (with a value of roughly $20 billion) were redeemed,

resulting in a net *decrease* of over 272 million shares and a deficit of over $11 billion.

84.   Unsurprisingly, the Retail Funds realized capital gains as they sold off assets. The

funds distributed those gains to investors *pro rata*, as required, at the end of 2021. At the end of

2021, following the massive sell-off that Vanguard had set in motion, Retail Fund investors

received unprecedented capital gains distributions, which for some funds exceeded 4,000% of

previous levels.

85.   As an example, the 2030 Retail Fund never realized more than $285 million in net

gains in any year since 2015. In 2021, after the massive sell-off, the 2030 Retail Fund realized net

gains of over $5.6 billion. The chart below illustrates the severity of the divergence.



86.   From 2015 through 2021 (Vanguard's fiscal years), total distributions to shareholders of the 2030 Retail Fund averaged $0.82 per share, and never exceeded $1.04. Of those distributions, realized capital gains averaged $0.15 per share, and never exceeded $0.44. At the end of 2021 (during Vanguard's 2022 fiscal year), those shareholders received a total distribution of $6.75 per share, including $5.93 in realized capital gains.[23] The capital gains for this fund were more than 1,200% greater than they were in any year since 2015. The below chart illustrates the annual distributions per share from 2015 to 2022:

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[23] These distributions were first reported in the March 2022 Semiannual Report. *See* Certified Shareholder Report of Vanguard Chester Funds, March 31, 2022 ("March 2022 Semiannual Report"), *available at* https://www.sec.gov/Archives/edgar/data/0000752177/000110465922066402/tm2213819d1_ncs rs.htm



87. Likewise, the following chart from *Morningstar* illustrates the scale of these distributions for the 2040 Retail Fund[24]:



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[24] *Supra*, note 18.

88.   These outsized distributions were not the results of a normal strategic sale of assets, *i.e.*, a sale designed to increase long-term investment returns for all shareholders. These distributions were the direct and foreseeable result of Defendants' decision to lower the threshold for Institutional Funds while ignoring the consequences for taxable investors.

89.   Defendants had several options that would have avoided harming their taxable investors, including:

- Lowering the Retail Fund fees for plans that had at least $5 million invested. This could be achieved by restructuring share classes or reclassifying shares within the Retail Funds. Fee-tiering is routinely done by mutual funds, including other Vanguard funds. Vanguard itself currently offers "Investor Shares," "Admiral Shares," and "Institutional Shares," for many of its mutual funds, where "[t]he funds' objectives, management, and underlying investments are identical across all classes. But each class has different expense ratios and minimum initial investment requirements."[25] Reworking the fee structures in the Retail Funds would attract and retain the mid-size retirement plans Defendants were competing for while avoiding adverse tax consequences for taxable investors.

- Merging the Retail and Institutional Funds. Merging similar funds are common in the mutual fund industry. Doing so here could have been easily accomplished as the funds had the same investment strategy, the same asset mix, and the same management. Combining the funds would not be complicated. Notably, merging the Retail and Institutional Funds could be achieved without tax consequences for

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[25]   Vanguard,   "Share   classes   of   Vanguard   mutual   funds,"   *available   at* https://investor.vanguard.com/investor-resources-education/mutual-funds/share-classes-of-vanguard-mutual-funds

any shareholders. Defendants could then adjust or tier the fees within the merged

fund as it saw fit.

Defendants' Decision Damaged Taxable Investors

90.   Vanguard's "set-it-and-forget-it" Target Date Funds are attractive investments to

many investors because of how they allow investments to grow in value and compound over many

years (until retirement and beyond), centered on index funds that chiefly *avoid* significant asset

turnover that results in capital gains distributions and tax liabilities. As Vanguard acknowledges,

Target Date Funds are "designed for an investor who plans to withdraw the value of an account in

the Fund over a period of many years after the target year."[26]

91.   Defendants' decision to drop the minimum investment threshold for the

Institutional Funds deprived taxable investors of a valuable part of their investment. Defendants

caused unprecedented capital gain distributions which resulted in massive tax bills for these

investors. As a direct result of Defendants' actions, at the end of 2021 Plaintiffs and the Class

incurred surprise tax liabilities of tens of thousands or even hundreds of thousands of dollars.

92.   To be sure, whenever these taxable investors sold their shares, as they planned to

do some years or decades later (*i.e.*, after the "target retirement" date), they would ultimately incur

and pay capital gains taxes *at that point*. However, by being forced to pay taxes on the accrued

gains *now*, Plaintiffs and the Class lost the opportunity to earn years or decades of compounding

returns on their investment that they would have earned through their target retirement date.

93.   Investors planning for retirement typically wait to liquidate their investments until

their incomes fall (upon retiring) and their marginal tax brackets decrease. That allows investors

---

[26] *E.g.*, Vanguard, "Vanguard Target Retirement 2040 Fund Summary Prospectus ("2040 Fund Summary Prospectus") *available at*
https://personal.vanguard.com/pub/Pdf/sp696.pdf?2210177848

to not only earn compounding returns over many years, but also to pay a lower tax rate when they eventually do need the liquidity.

94.   These losses are far from trivial. The 100-year average return for the S&P 500 – which some of Vanguard's key index funds track – is over 10%.[27] Even at a more conservative 8% rate of return (accounting for some allocation of relatively lower-return bonds), it takes only about nine years for an investment to double in value, so an investment today earning 8% returns would *quadruple* by the 2040 target date. By being forced to pay taxes on these capital gains distributions now, taxable investors lost their ability to capture significant returns on their investments.

95.   Moreover, most investors have their capital gain distributions automatically reinvested in the funds, so for many investors the unexpected tax liabilities here came without any liquid cash to help cover the surprising bills. Some investors had to sell additional assets and incur even more capital gains tax liability just to dig out of the hole Defendants dug for them.

96.   On top of the surprise tax liabilities, Plaintiffs and the Class paid management fees to Vanguard (generally a set percentage of their investment), for the privilege of Defendants making decisions that foreseeably worked against the investors' best interests by forcing them to incur unprecedented tax liabilities.

97.   Investors who hold Target Date Funds in taxable accounts are effectively stuck with those funds for the long term. As the funds' name implies, Target Date Fund investors do not plan to sell any shares in the fund until the *target retirement date*, which is often decades away. Moreover, as the value of these funds increases over time, investors cannot sell their shares and purchase alternative investments without realizing substantial capital gains on the appreciated

---

[27] Investopedia, "What Is the Average Annual Return for the S&P 500?", *available at* https://www.investopedia.com/ask/answers/042415/what-average-annual-return-sp-500.asp

assets and incurring substantial taxes on those gains, which dampen the investors' long-term investment returns. Thus, investors who hold the Retail Funds in taxable accounts are particularly beholden to Defendants' fund management decisions. These investors rely on the funds' managers to keep turnover rates and capital gains low, so that the investment can build long-term value in a tax-efficient way.

98.   The claims asserted herein by Plaintiffs and the Class are direct claims, not derivative claims. The injury to investors was independent of any injury to the Trust (*i.e.*, to the funds themselves). The Trust was not injured, and no claims for any injury to the Trust are brought herein. Indeed, Vanguard's decision was made to benefit Vanguard, the Trust, and Vanguard's larger clients. As *The Wall Street Journal* summarized, Vanguard's decision "benefited big clients [and] left little ones holding the bag."[28] Accordingly, it would be unjust for the Trust itself to receive the benefit of any recovery. Rather, the recovery must go directly to the taxable investors who were damaged by Defendants' decision.

Fidelity Demonstrated a Viable Alternative that Avoided Damaging Taxable Investors

99.   Fidelity is one of Vanguard's primary competitors offering low-cost target date funds. According to the annual *Pensions & Investments* survey published in October 2020, for the 12 months ended June 30, 2020, Fidelity had a total of $253.6 billion in target date AUM, ranking third just behind BlackRock ($255 billion), and market leader Vanguard ($631.6 billion). Per the same survey, Vanguard's target-date AUM was greater than the combined AUM for firms ranked 5th to 20th. Fidelity's Freedom Index Funds are comparable to Vanguard's Target Date Funds.

100.   In January 2021 (the month after Defendants triggered the sell-off), Fidelity announced that it was also lowering the investment minimum for its "Institutional" target date

---

[28] *WSJ* Article, *supra*, note 17.

shares from $100 million to $5 million. Like Vanguard, Fidelity did this to cater to "retirement plan sponsors." With this change, Fidelity touted that "all Fidelity Freedom Index Funds" had "net expenses equal to or lower than comparable Vanguard index target date funds."[29] Unlike Vanguard, however, Fidelity accomplished this same result by simply lowering the minimum investment threshold for its institutional share class within the same fund, rather than having eligible plans trade in one fund for another. In doing so, Fidelity easily avoided spurring a massive sell-off and causing unprecedented capital gains tax liabilities for its taxable investors.

101.   Defendants could have also restructured or reclassified its Retail Fund share classes, before or after a merger, to reduce fees for mid-size retirement plans without harming its taxable investors. Instead, Defendants chose a course of action which predictably caused a massive sell-off and harmed its taxable investors.

After the Damage was Done, Vanguard Merged the Retail and Institutional Funds

102.   On September 28, 2021, just nine months after the ill-conceived December 2020 decision, Vanguard changed course and announced it would merge the Retail and Institutional Funds after all. The merger was to take effect in February 2022 and the merged funds would charge a flat expense ratio of 0.08% across the board.[30]

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[29] Fidelity Investments, "Fidelity Investments Expands Access to Low-Cost Share Class of Index Target Dates Funds," *available at* https://s2.q4cdn.com/997146844/files/doc_news/2021/Fidelity-Freedom-Index-Fund-Lower-Investment-Minimum-NR-1-19-21-F-(1).pdf

[30] Vanguard, "Vanguard to Lower Investor Costs by an Estimated $190 Million through Enhancements to its Target Retirement Series," ("Merger Press Release") *available at* https://corporate.vanguard.com/content/corporatesite/us/en/corp/who-we-are/pressroom/Press-Release-Vanguard-to-Lower-Investor-Costs-by-an-Estimated-190M-Through-Enhancements-to-TRFs-092821.html

103.   This merger was straightforward, as the "merged funds will retain the same investment strategy, asset allocations, and glide path."[31] Vanguard completed the merger on February 11, 2022.

104.   Vanguard confirmed that the merger was accomplished via a "tax-free exchange" of Retail Fund shares for Institutional Fund shares.[32] Indeed, Vanguard obtained opinions from Dechert LLP on the tax implications of merging the Retail and Institutional Funds.[33] Notably, the Dechert tax opinion only evaluates the tax implications of the mergers on the Retail Fund, the Institutional Fund, and Institutional Fund shareholders, but offers no opinion on any tax implications to Retail Fund shareholders; the omission echoing Vanguard's apparent disregard for its smaller, taxable investors.

105.   The merger eliminated duplicative costs for all investors and lowered expense ratios, but it was too late for taxable investors, as the damage was done. The merger did nothing to erase the harm that Defendants caused.

106.   Nothing would have prevented Defendants from merging the Retail Funds and Institutional Funds in December 2020, and revising the fee tier structure within the merged funds as they saw fit. If Defendants had done so, they would have avoided the massive sell-off that caused unprecedented tax liabilities and harmed taxable investors. The merger clearly demonstrated how Defendants' decision to lower the Institutional Funds' investment threshold less than one year earlier was grossly irresponsible and wholly unnecessary.

---

[31] *Id.*

[32] March 2022 Semiannual Report, *supra*, note 23.

[33] Dechert LLP tax opinion, *available at* https://www.sec.gov/Archives/edgar/data/0000752177/000113743922000131/taxopinion.htm

107.   When Vanguard announced the merger, the announcement included a quote from the Trust's CEO, Defendant Buckley, stating in part that "Vanguard will continue to innovate for clients, and our unique client-owned structure allows us to share our success with clients through lower fees."[34] In truth, Buckley and the other Defendants were concerned only with Vanguard's success with larger retirement plan clients. In pursuing this goal, they harmed Vanguard's smaller, taxable investors.

Vanguard Admits to Disregarding the Interests of Its Taxable Investors

108.   In response to a direct inquiry by one investor through Vanguard's message center, a Vanguard Relationship Manager explained what happened with the December 2020 decision: "In response to stiff competition from our competitor's target date funds (i.e., the Fidelity Freedom Funds, etc.), Vanguard made a decision to increase the attractiveness of our Institutional target date funds," which are "used by employer plan sponsors. In response, these plan sponsors began to switch from the investor [Retail] shares to the institutional shares. This caused very significant outflow from the investor shares, which led to large capital gains. These capital gains were then passed along to shareholders. This is why the 2021 capital gains distributions were significantly higher than in past years."[35]

109.   One Vanguard Relationship Manager frankly admitted to an investor, in response to that investor's direct inquiry via Vanguard's message center, that Vanguard "considered" and disregarded the impact of outsized capital gains distributions on its smaller investors because the "vast majority of target retirement funds are held in retirement accounts":

> I asked my team why we decided to lower the minimum investment
> threshold for these Target Retirement funds if the funds were to be

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[34] Merger Press Release, *supra*, note 30.

[35] The investor shared a copy of this communication with Plaintiffs' counsel.

merged next year anyway, and I asked if the tax consequences were considered. Here is the answer I received:

-We lowered the minimum investment of the fund to remain competitive in the marketplace for these investments …
- *While the impact of capital gains resulting from redemptions in the fund were considered, the vast majority of target retirement funds are held in retirement accounts, thus avoiding the adverse taxation.*[36]

110.   This was not the unrepresentative opinion of one Vanguard employee—it was delivered after consulting with the Relationship Management "team," who presumably consulted with others at Vanguard knowledgeable about the decision.

111.   This communication confirms that Defendants in fact recognized and "considered" that their decision would create an "impact of capital gains resulting from redemptions in the fund," with "tax consequences" for some investors. Defendants disregarded this impact on their investors as they sought to remain "competitive in the marketplace," specifically the marketplace for large retirement plan clients.

112.   Defendants considered the plainly foreseeable result of their decision and apparently concluded that the interests of its taxable investors were not worth the bother.

DEFENDANTS' CULPABILITY

113.   Vanguard and the Trustee and Officer Defendants each owe fiduciary duties to investors whose funds they manage, including all shareholders in the Target Date Funds. Vanguard claims to be "a fiduciary for more than 30 million investors," and acknowledges that "[t]he Board of Trustees [] of each Vanguard fund is responsible for fiduciary oversight of the fund."[37]

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[36] The investor shared a copy of this communication with Plaintiffs' counsel.

[37]   Vanguard,   "Investment   Stewardship: About   our   program,"   *available   at* https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/IS_about_our_program_092021_online.pdf

31

114.   Vanguard states that its legal duties to shareholders are central to its mission:

> Vanguard's mission is to give investors the best chance for investment success. We believe responsible investment is consistent with our fiduciary duty to manage investments in the best interest of clients.[38]

115.   Vanguard claims that its "core purpose" is "[t]o take a stand for *all* investors, to treat them fairly, and to give them the best chance for investment success." (Emphasis added).[39]

116.   Vanguard and the Trustee and Officer Defendants had this fiduciary duty and other legal duties. Their decision to reduce the Institutional Fund minimum investment threshold and cause a massive sell-off rather than opting for readily available alternatives that would *not* cause investors to incur unprecedented tax liabilities violated Defendants' duty to their taxable investors.

117.   Defendants knowingly triggered asset sell-offs in the Retail Funds, resulting in large capital gains distributions which caused taxable investors to incur huge tax liabilities that could have been deferred for many years, reduced, or possibly eliminated altogether. This decision was not made in the interest of maximizing long-term investment returns for Vanguard's taxable investors, it actually harmed their financial interests.

118.   Defendants were aware that numerous taxable investors held shares in the Retail Funds. That these shareholders would incur capital gains tax liability because of Defendants' decision was plainly foreseeable, and Defendants "considered" that very outcome.

119.   Each Defendant was responsible for this decision. Each Defendant is jointly responsible, or in the alternative, each Defendant is individually responsible.

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[38]   Vanguard, "Responsible Investment Policy," *available at* https://corporate.vanguard.com/content/corporatesite/us/en/corp/how-we-advocate/investment-stewardship/reports-and-policies.html

[39]   Vanguard, "Global investment stewardship principles," *available at* https://corporate.vanguard.com/content/dam/corp/research/pdf/Global%20investment%20stewardship%20principles_final_112021.pdf

The Trustee Defendants

120. The Trustee Defendants are responsible for the Trust's governance, including the management of the Target Date Funds. The Trustees are required to coordinate the funds and manage each fund in the interest of all of its shareholders. According to Vanguard, the "trustees believe that their primary responsibility is oversight of the management of each fund for the benefit of its shareholders."[40]

121. Per the Trust's 2021 Annual Report, "[t]he trustees of your mutual fund are there to see that the fund is operated and managed in your best interests since, as a shareholder, you are a part owner of the fund."[41] Taxable investors are part owners of the funds just the same as big retirement plans. They are owed the same duties by the Trustees.

122. The "[T]rustees also serve on the board of directors of The Vanguard Group, Inc., which is owned by the Vanguard funds and provides services to them."[42] The Trustees "set broad policies for the funds" and "monitor fund operations."[43] The Trustees are responsible for all Retail and Institutional Funds in the Trust and coordinate their management. Accordingly, the Trustees were ultimately responsible for the sell-off decision that harmed taxable investors.

123. Former Employee 2 ("FE2") served as the Head of the Outsourced Chief Investment Office at Vanguard from January 2016 to July 2022. FE2 reported that, procedurally, major decisions like the one to lower the minimum investment threshold for the Institutional Funds would have been proposed by Vanguard's Fund Accounting department and would have had to be

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[40] Trust SAI, *supra*, note 4.

[41] Certified Shareholder Report of Vanguard Chester Funds, September 30, 2021, *available at* https://www.sec.gov/Archives/edgar/data/0000752177/000110465921144854/tm2132655d1_ncsr.htm

[42] *Id.*

[43] Trust SAI, *supra*, note 4.

approved by Vanguard's board of trustees, which sits for each fund. According to FE2, the Fund

Accounting department "would do the calculations, make the recommendations, then go to the

Board," and "that would happen for any change – to change share classes, expense ratios, things

like that." As FE2 explained, the board of trustees "would review the recommendations, all the

data, all the analysis then would give the thumbs up or thumbs down," making the final call on

the decision.

124.   FE1 was personally involved in the initial discussions and proposals leading to the

December 2020 decision, along with other members of the Institutional leadership team at

Vanguard. FE1 reported that they and the other department leaders discussed lowering the

investment minimum threshold for the Institutional Funds as well as several alternative options at

quarterly Institutional leadership meetings. FE1 explained that while their group would "make a

recommendation of what we thought we should do, we don't make that decision, though. That

then goes up to the Board for the Fund." According to FE1, the decision to lower the minimum

investment threshold for the Institutional Funds had to be approved by Defendant Buckley, an

Investment Committee, and the board of trustees for the relevant fund.

125.   The Trustee Defendants clearly had the power to take alternative actions that would

not have harmed taxable investors, as evidenced by that fact that when the Institutional Funds

were merged into the Retail Funds, the "plan of reorganization [was] approved by the funds' board

of trustees in September 2021."[44]

The Officer Defendants

126.   The Officer Defendants are also responsible for the harm done to taxable investors.

The sell-off decision required the involvement, advice, and approval from the Trust's CEO, CFO

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[44] March 2022 Semiannual Report, *supra*, note 23.

and CCO. For example, the CEO evaluated the overall strategy; the CFO evaluated the financial and tax consequences; and the CCO evaluated the legality and compliance with applicable regulations. As with the Trustee Defendants, the Officer Defendants had legal duties to manage the funds for the benefit of *all* shareholders – not just the biggest ones.

Vanguard

127.   Vanguard "manages the day-to-day operations of the funds under the direction of the board of trustees."[45] Vanguard also serves as the investment advisor to the Target Date Funds. In its role, Vanguard also has a legal duty to manage the funds for the benefit of all shareholders.

128.   Vanguard is liable because it was involved in the decision to lower the Institutional Funds threshold and cause the massive sell-off, advised on it, and consented to it.

129.   Finally, Vanguard has authority to control investment minimums in all of its funds. According to the 2022 prospectus for the Trust, "Vanguard reserves the right, without notice, to increase or decrease the minimum amount required to open or maintain a fund account or to add to an existing fund account."[46]

Defendants Were Grossly Negligent, Reckless, or Acted in Bad Faith

130.   Defendants had complete control over when, and how, to lower the fees for their retirement plan clients. The Trustee and Officer Defendants controlled the structure of both the Retail and Institutional Funds. Vanguard even controlled the underlying investments, which were other Vanguard index funds.

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[45] Trust SAI, *supra*, note 4.

[46] Vanguard, "Vanguard Target Retirement Funds Prospectus" January 10, 2022, *available at* https://personal.vanguard.com/pub/Pdf/p308.pdf?2210177788

131.   The decision to lower the threshold for the Institutional Funds was a voluntary change, not subject to any particular pressing deadline. Defendants had as much time as they needed to diligently consider such large-scale changes to its Target Date Funds.

132.   These changes were made to favor Defendants' own interests, catering to one class of investors that they deemed more valuable to the detriment of Plaintiffs and the Class. Defendants' decisions benefited the retirement funds that drive Vanguard's bottom line, to the detriment of taxable investors. This was a red flag that demanded careful attention to conflicts of interest between investors. Defendants owed a duty to the Target Date Funds' shareholders to fully explore the implications of their decision for *all* shareholders, including viable non-damaging alternatives, before acting upon them.

133.   At best Defendants' decision was a dereliction of duty by gross neglect. At worst, it was a callous, intentional sacrifice of one group of shareholders to boost earnings.

134.   At a minimum, Defendants disregarded their legal duties to taxable investors by failing to even consider the harm that would result by their decision. In this scenario Defendants made the decision to lower the Institutional Funds' minimum investment threshold without:

(a)   informing themselves of, and considering, the resulting sell-off and capital gains distributions that would ensue;

(b)   informing themselves of, and considering, the foreseeable negative tax consequences for taxable investors; and

(c)   identifying, exploring, and considering alternative means to the same ends that would avoid causing harm to taxable investors.

135.   In this case, each Defendant was grossly negligent and recklessly breached their fiduciary duties by failing to inform themselves of this critical information and failing to take necessary steps to protect their taxable investors, who faced foreseeable harm from the consequences of Defendants' decision.

136.   The only other plausible explanation (and the most likely one, given the admissions from Vanguard's Relationship Management Team) is that Defendants *did* recognize that their decision would harm taxable investors, but they knowingly disregarded this harm because they cared more about their retirement plan clients than their smaller investors. This was, at a minimum, a reckless disregard for, and breach of, Defendants' duties to taxable investors.

137.   The harm that would result to taxable investors was not a fleeting risk, it was a foreseeable certainty. Defendants' disregard of that harm was bad faith. Each Defendant consciously put the financial interests of large retirement plans above the interests of smaller investors. Indeed, that is what the Vanguard Relationship Management team admitted to – that Vanguard actually "considered" the impact on taxable investors but forged ahead anyway.

138.   In either scenario, all of the relevant information that Defendants needed to make a decision that would not harm taxable investors was readily available to them. In fact, the information was known to Defendants, who consciously disregarded it.

139.   Each Defendant knew that many taxable investors held Retail Funds. Under Defendants' direction, Vanguard:

- Marketed and sold its Retail Funds directly to individual investors, including taxable investors;

- Tracked what Vanguard accounts (taxable or tax-advantaged) were used to buy Target Date Funds, as required to comply with tax reporting rules;

- Structured its brokerage accounts so that individuals with tax-advantaged accounts had the option to not reinvest capital gains distributions within the account; and

- Specifically recognized, in fund prospectuses, that investors use taxable accounts to hold target date funds. The Target Date Funds' prospectuses advised investors of average turnover rates and other tax implications, showing that they knew shareholders held shares in taxable accounts. The 2022 prospectuses stated that "[a] higher portfolio turnover rate may indicate higher transaction costs and may result in more taxes when Fund shares are held in a taxable account."[47]

140.   Furthermore, each Defendant knew that the Target Date Funds must distribute any capital gains they realize to their investors. Defendants also knew that those distributions would result in capital gains taxes for taxable investors.

141.   Vanguard's Target Date Funds' prospectuses recognized that taxable investors are subject to capital gains taxes on distributions, stating that "[t]he Fund's distributions may be taxable as ordinary income or capital gain. If you are investing through a tax-advantaged account, such as an IRA or an employer-sponsored retirement or savings plan, special tax rules apply."[48]

142.   Thus, the harm to taxable investors from the sell-off was not an unknown or remote risk that would require special care for Defendants to discover. The harm was foreseeable, obvious, and in fact known to Defendants. Defendants knew or could have easily informed themselves how many retirement plans were eligible for the lower $5 million threshold. They could have easily estimated (and likely did estimate) the likely outflow of assets and capital gains thereon for when these plans inevitably moved their money to the Institutional Funds. They knew there would be adverse tax consequences for taxable investors left behind.

143.   Furthermore, Defendants had other readily available means to the same ends (lowering fees to compete for mid-size retirement plans) without harming taxable investors. Defendants could have altered the fee structure in the Retail Funds to lower fees for retirement plans with over $5 million, matching the fees for the Institutional Funds. Alternatively, Defendants could have merged the Retail and Institutional Funds and then restructured their fee tiers, precisely as they did just nine months later.

---

[47] *E.g.*, 2040 Fund Summary Prospectus, *supra,* note 26, at 9 (discussing taxable investors).
[48] *Id*.

144.   Not only did Defendants make this harmful decision, they also saw the effects of their decision in action and chose to do nothing. They watched the sell-off occur, knowing the impact it would have on their taxable investor clients, and failed to take any remedial action or provide any compensation for investors who were damaged by Defendants' decision.

Defendants Harmed Plaintiffs

145.   Each Plaintiff was a taxable investor who received unprecedented capital gains distributions from their investments in various Retail Funds in 2021, causing them to unexpectedly incur substantial tax liabilities. Each Plaintiff suffered tax liabilities caused by Defendants' actions and paid Vanguard unjust management fees.

146.   Plaintiffs each suffered the same type of harm as all class members, caused by the same misconduct. For each target date year, the same decisions by Defendants foreseeably caused retirement plans to sell their shares of Retail Funds and move to the corresponding Institutional Funds. This impacted each Retail Fund the same way: it caused unprecedented levels of redemptions requiring massive asset sell-offs which resulted in outsized capital gains distributions. As a result, taxable investors suffered the same type of harm – incurring substantial unexpected and unnecessary capital gains tax liabilities.

147.   Liang invested in Vanguard's 2035 Retail Fund. He held this investment in a taxable account during the relevant timeframe. In 2021, this fund distributed to him over $49,000 in capital gains. Liang incurred a tax liability in connection with his capital gains distribution from his investment in Vanguard's Retail Funds. Liang also paid Vanguard fees and expenses each year.

148.   Lucas invested in Vanguard's 2050 Retail Fund. She held this investment in a taxable account. In 2021, this fund distributed to her over $28,000 in capital gains. Lucas incurred

a tax liability in connection with her capital gains distribution from her investment in Vanguard's Retail Funds. Lucas also paid Vanguard fees and expenses each year.

149.   Richardson invested in Vanguard's 2025 Retail Fund during the relevant timeframe. She held this investment in a tax-advantaged IRA brokerage account but had elected to have capital gains and dividends automatically distributed to her outside of her IRA. In 2021, Vanguard's 2025 Retail Fund distributed to her over $24,000 in capital gains. Richardson incurred a tax liability in connection with the capital gains distribution from her investment in Vanguard's Retail Funds. Richardson also paid Vanguard fees and expenses each year.

150.   The Lichtenstein Trust invested in Vanguard's 2020, 2025, and 2030 Retail Funds in one or more taxable accounts during the relevant timeframe. In 2021, the Lichtenstein Trust received capital gains distributions from the Target Date Funds in excess of $325,000. Lichtenstein incurred federal and state tax liabilities of over $100,000 solely from distributions from the Target Date Funds. In addition to his tax liability, the IRS levied penalties and fees against Lichtenstein for failure to pay estimated taxes on his 2021 capital gains, due to the unanticipated amounts of gains. Lichtenstein had to liquidate approximately $100,000 of other assets to pay quarterly estimated tax payments for 2022, as assessed by the IRS and the State of Colorado based on the extraordinary 2021 capital gains. The Lichtenstein Trust also paid Vanguard fees and expenses each year.

151.   The Day Trust invested in Vanguard's 2025 and 2030 Retail Funds during the relevant timeframe, in a taxable account. In 2021, the Day Trust received over $80,000 in capital gains distributions from those funds. The Day Trust incurred a tax liability in connection with the capital gains distributions from her investment in Vanguard's Retail Funds. Day estimates that the

Day Trust's resulting tax liability was approximately $18,000. The Day Trust also paid Vanguard fees and expenses each year.

152.   The Poisson Trust invested in Vanguard's 2015 and 2025 Retail Funds during the relevant timeframe, in a taxable account. In 2021, the Poisson Trust received over $32,000 in capital gains distributions from those funds. The Poisson Trust incurred a tax liability in connection with the capital gains distributions from its investment in Vanguard's Retail Funds. Poisson estimates that the Poisson Trust's resulting tax liability was over $6,000. The Poisson Trust also paid Vanguard fees and expenses each year.

153.   Verduce invested in Vanguard's 2020 and 2030 Retail Funds during the relevant timeframe. The Verduce Trust invested in Vanguard's 2040 Retail Fund during the relevant timeframe. Verduce and the Verduce Trust held these investments in taxable accounts. In 2021, these funds distributed to Verduce and the Verduce Trust over $60,000 in capital gains. Verduce estimates that her resulting tax liability was over $9,000. Verduce and the Verduce Trust also paid Vanguard fees and expenses each year.

154.   Harvey invested in Vanguard's 2015 and 2020 Retail Funds during the relevant timeframe. He held these investments in taxable accounts. In 2021, these funds distributed to him over $30,000 in capital gains. Harvey incurred a tax liability in connection with his capital gains distributions from his investments in Vanguard's Retail Funds. Harvey also paid Vanguard fees and expenses each year.

155.   Brigham invested in Vanguard's 2055 Retail Fund during the relevant timeframe and held this investment in a taxable account. In 2021, the fund distributed to her over $50,000 in capital gains. She estimates that her resulting tax liability from these distributions was over $8,000. Brigham also had to liquidate other stock holdings in order to pay the taxes, and as a result incurred

additional capital gains and tax liabilities. Brigham also paid Vanguard fees and expenses each year.

156.   Chaussee invested in Vanguard's 2025, 2035, and 2045 Retail Funds during the relevant timeframe and held these investments in a taxable account. In 2021, these funds distributed to him approximately $80,000 in capital gains. Chaussee estimates that his resulting federal and state tax liability from these distributions was approximately $22,400. He also incurred state tax penalties for failure to prepay estimated taxes on the unexpectedly high gains. Chaussee also paid Vanguard fees and expenses each year.

157.   Bradford invested in Vanguard's 2025 and 2030 Retail Funds during the relevant timeframe and held these investments in a taxable account. In 2021, these funds distributed to him approximately $40,000 in capital gains. Bradford incurred a tax liability in connection with the capital gains distributions from his investment in Vanguard's Retail Funds. He estimates that his resulting tax liability was over $11,000. Bradford also paid Vanguard fees and expenses each year.

158.   Deming invested in Vanguard's 2055 Retail Fund during the relevant timeframe and held this investment in a taxable account. In 2021, the fund distributed to him over $18,000 in capital gains. Deming incurred a tax liability in connection with the capital gains distributions from his investment in Vanguard's Retail Fund. Deming also paid Vanguard fees and expenses each year.

159.   Daily invested in Vanguard's 2045 and 2065 Retail Funds during the relevant timeframe and held these funds in a taxable account. In 2021, these funds distributed to him over $10,000 in capital gains. Daily incurred a tax liability in connection with his capital gains distributions from his investments in Vanguard's Retail Funds. Daily estimates that his resulting tax liability was over $2,000. Daily also paid Vanguard fees and expenses each year.

160.   Plaintiffs seek fair compensation for the harm done to them and other similarly situated taxable investors. The harm to all Class members includes money immediately lost due to the surprise tax liabilities, compounding interest that Class members would have earned on their investments through their target retirement date, future returns on other assets that Plaintiffs were forced to liquidate in order to pay the capital gains taxes on distributions from the Target Date Funds, and estimated tax payments and related penalties triggered by those distributions. Across all damaged investors, Plaintiffs estimate that harm amounts to hundreds of millions of dollars or more.

161.   Plaintiffs also seek an injunction forbidding Defendants from taking actions that trigger additional surprise sell-offs or that further harm taxable investors in the Target Date Funds.

162.   Despite being harmed by Defendants, Plaintiffs and Class members whose shares have appreciated in value cannot sell the funds without incurring additional capital gains tax liability, which they would need additional liquid cash to pay. Plaintiffs and Class members are thus vulnerable to future decisions by Defendants that trigger more sell-offs, or that otherwise injure investors in the Target Date Funds.

163.   This risk is concrete and imminent, because Defendants have already shown a disregard for their taxable investors. As one Vanguard Relationship Manager admitted in a response to a direct inquiry from an investor via Vanguard's message center on January 12, 2022, "it wouldn't be surprising if" large fund outflows and capital gains distributions "were to repeat itself."[49]

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[49] The investor shared a copy of this communication with Plaintiffs' counsel.

CLASS ACTION ALLEGATIONS

164.   Plaintiffs bring this action under Rule 23 of the Federal Rules of Civil Procedure, individually and on behalf of a Class of: all U.S. investors in Vanguard's Retail Funds who (1) held these funds in taxable accounts, or in tax-advantaged accounts without reinvesting capital gains in those accounts, and (2) received 2021 capital gains distributions (the "Nationwide Class").

165.   Liang and Deming bring certain claims on behalf of a subclass of investors who reside in California (the "California Subclass").

166.   Lichtenstein brings certain claims on behalf of a subclass of investors who reside in Colorado (the "Colorado Subclass").

167.   Day brings certain claims on behalf of a subclass of investors who reside in Massachusetts (the "Massachusetts Subclass").

168.   Poisson brings certain claims on behalf of a subclass of investors who reside in Illinois (the "Illinois Subclass").

169.   The following people are excluded from the class and the subclasses: (1) any Judge or Magistrate Judge presiding over this action and the members of their family; (2) Defendants, Defendants' subsidiaries, parents, successors, predecessors, and any entity in which Defendants or their parent entities have a controlling interest and their current employees, officers and directors; (3) persons who properly execute and file a timely request for exclusion; (4) persons whose claims in this matter have been finally adjudicated on the merits or otherwise released; (5) Plaintiffs' counsel and Defendants' counsel, and their experts and consultants; and (6) the legal representatives, successors, and assignees of any such excluded persons.

170.   The proposed Class is so numerous that joinder is impractical. Plaintiffs believe that there are at least thousands, if not tens of thousands or more, of class members.

171.   There are questions of law and fact common to the proposed Class. Common

questions of law and fact include, without limitation:

- Whether Defendants violated their fiduciary duties;

- Whether Defendants knew or should have known the impact of their December

   2020 decision to lower the Institutional Funds investment threshold;

- Whether Defendants violated applicable consumer protection laws; and

- Whether Defendants' violations harmed Class members;

- What damages are needed to reasonably compensate Class members.

172.   Plaintiffs' claims are typical of those of the Class and the respective Sub-Classes

that they represent. Like each member of the Class and Sub-Classes, Plaintiffs are taxable investors

in Vanguard's Retail Funds that received 2021 capital gains distributions.

173.   Prosecuting separate actions would be an inefficient use of judicial resources and

could result in inconsistent outcomes and inconsistent standards for Defendants. For example, this

would risk inconsistent findings on whether Defendants breached their fiduciary duties to

similarly-situated taxable investors.

174.   This action is appropriately brought as a class action pursuant to Rule 23(b)(3) of

the Federal Rules of Civil Procedure. Common questions of law and fact predominate over any

individual questions. For example, core questions about Defendants' liability are shared among

the Class: whether Defendants breached their fiduciary duties (among other legal duties) and

whether this harmed Class members.

175.   A class action is superior to all other available methods for the fair and efficient

adjudication of this litigation because the individual litigation of each claim is impractical. It would be unduly burdensome to litigate tens of thousands (or more) individual claims in separate lawsuits, every one of which presents the issues present here.

176.   Many Class members likely have small investments in the Retail Funds such that pursuing an individual action is not financially feasible in light of their potential damages, meaning they would be denied any relief without a class action. Concentrating the claims of all Class members in a single forum will conserve judicial resources and is unlikely to present difficulties in managing the action, considering a single course of conduct by Defendants affected all Class members.

177.   The identity of Class members can be ascertained from Vanguard's investment records and the records of other investment brokerages.

CLAIMS

COUNT I: Breach of Fiduciary Duty
Nationwide Class
Against all Defendants

178.   Plaintiffs incorporate and reallege each of the facts alleged in paragraphs 1 through 177 above, as if set forth fully herein.

179.   Plaintiffs bring this claim individually and on behalf of the Nationwide Class.

180.   As Trustees and Officers of the Trust, the Trustee and Officer Defendants owed fiduciary duties to Plaintiffs and Class members, including the duties of care, loyalty, and good faith.

181.   As the investment advisor and manager of the Trust, Vanguard owed fiduciary duties of care, loyalty, and good faith to Plaintiffs and Class members.

182.   As explained in detail above, each Defendant breached their fiduciary duties in connection with the December 2020 sell-off decision. This breach was grossly negligent, reckless,

knowing, or done willfully in bad faith. As alleged more fully above and summarized here, Defendants:

- Grossly and recklessly breached their duty of care by disregarding their duty to taxable investors, failing to consider how the decision would harm these investors, and failing to consider other options that would achieve the same goals without this harm; or

- Acted knowingly and in bad faith, in breach of their duty of loyalty to taxable investors, by recognizing and consciously disregarding the foreseeable harm to taxable investors, because Defendants placed the interests of themselves and larger, institutional clients (which drive Vanguard's bottom line) over the interests of smaller, taxable investors.

183.   These breaches were a direct and proximate cause of harm and damage to Plaintiffs and Class members.

184.   As described in detail above, Defendants acted with conscious disregard and reckless indifference to the rights of Plaintiffs and Class members.

COUNT II: Aiding and Abetting a Breach of Fiduciary Duty
Nationwide Class
Against all Defendants

185.   Plaintiffs incorporate and reallege each of the facts alleged in paragraphs 1 through 184 above as if set forth fully herein.

186.   Plaintiffs bring this claim individually and on behalf of the Nationwide Class.

187.   In the alternative, if Vanguard did not itself breach a fiduciary duty to Plaintiffs and the Class, Vanguard aided and abetted the Trustee and Officer Defendants in breaching their fiduciary duties. As the manager and investment advisor to the Trust, Vanguard knew that the

Trustee and Officer Defendants were breaching their fiduciary duties, as alleged in detail above, and provided substantial assistance in carrying out this breach.

188.   In the alternative, if the Trustee Defendants did not themselves breach a fiduciary duty to Plaintiffs and the Class, the Trustee Defendants aided and abetted Vanguard and/or the Officer Defendants in breaching their fiduciary duties. As the trustees of the Trust, and to the extent that certain Trustee Defendants also held executive officer positions with Vanguard, the Trustee Defendants knew that Vanguard and/or the Officer Defendants were breaching their fiduciary duties, as alleged in detail above, and provided substantial assistance in carrying out this breach.

189.   In the alternative, if the Officer Defendants did not themselves breach a fiduciary duty to Plaintiffs and the Class, the Officer Defendants aided and abetted Vanguard and/or the Trustee Defendants in breaching their fiduciary duties. As the officers of the Trust, and to the extent that certain Officer Defendants also held executive officer positions with Vanguard, the Officer Defendants knew that Vanguard and/or the Trustee Defendants were breaching their fiduciary duties, as alleged in detail above, and provided substantial assistance in carrying out this breach.

190.   These breaches were a direct and proximate cause of harm and damage to Plaintiffs and Class members.


COUNT III: Gross Negligence
Nationwide Class
Against all Defendants


191.   Plaintiffs incorporate and reallege each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

192.   Plaintiffs bring this claim individually and on behalf of the Nationwide Class.

193.   As the trustees and officers of the Trust, the Trustee and Officer Defendants owed a duty of care to Plaintiffs and Class members.

194.   As the investment advisor and manager of the Trust, Vanguard also owed a duty of care to Plaintiffs and Class members.

195.   As explained in detail above, in connection with the December 2020 sell-off decision each Defendant grossly deviated from the standard of care. Each Defendant was indifferent to their duty to taxable investors, and intentionally failed to perform this duty, with awareness and reckless disregard of an extreme risk of harm to Plaintiffs and Class members.

196.   Defendants' gross negligence was a direct and proximate cause of harm and damage to Plaintiffs and Class members.

COUNT IV: Breach of the Covenant of Good Faith and Fair Dealing
Nationwide Class
Against the Trustee and Officer Defendants

197.   Plaintiffs incorporate and reallege each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

198.   Plaintiffs bring this claim individually and on behalf of the Nationwide Class.

199.   A contract was formed between (a) Plaintiffs and Class members, and (b) the Trustee and Officer Defendants, that included the Trust's Declaration of Trust.[50] That agreement states that it was "entered into … by the Trustees" and that "[e]very Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms."

200.   The contract provided the Trustee and Officer Defendants with discretion to make fund management decisions, including merging funds, altering investment minimums, and adjusting fees. This discretion included an implied duty of good faith and fair dealing.

---

[50] *Available at,*
https://www.sec.gov/Archives/edgar/data/752177/000093247112001166/declarationoftrust_chesterfu.htm

201.   As alleged in detail above, these Defendants failed to exercise their discretion in good faith, in connection with the December 2020 sell-off decision.

202.   Plaintiffs reasonably expected that the Trustee and Officer Defendants would use their discretion to manage the Trust so that certain shareholders' interests would not be needlessly harmed for the benefit of the Trust, Vanguard, or another segment of shareholders.

203.   Plaintiffs were harmed by Defendants' December 2020 decision to lower the minimum investment threshold for the Institutional Funds. The December 2020 decision benefited larger institutional shareholders, Vanguard, and the Trust, at the expense of Plaintiffs and the Class members, in contravention of their reasonable expectations from their investment.

204.   Each Defendant acted unreasonably and frustrated the benefits of the bargain that Plaintiffs and Class members reasonably expected.

205.   Defendants' breach was a direct and proximate cause of harm and damage to Plaintiffs and Class members.

COUNT V: Unjust Enrichment
Nationwide Class
Against all Defendants

206.   Plaintiffs incorporate and reallege each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

207.   Plaintiffs bring this claim individually and on behalf of the Nationwide Class.

208.   This equitable claim is asserted in the alternative, if Plaintiffs and Class members lack an adequate remedy at law.

209.   Plaintiffs and Class members paid fees and expenses that were used to pay the Trustee and Officer Defendants, and Vanguard, in exchange for managing the relevant funds with due care and in good faith.

210.   As alleged in detail above, Defendants failed to manage the funds with due care and in good faith, and in fact were grossly negligent and/or acted with bad faith, willful malfeasance, and/or reckless disregard of their duties.

211.   In this way, Defendants received a direct and unjust benefit, at the expense of Plaintiffs and Class members.

<u>**COUNT VI: Violation of the California Unfair Competition Law**</u>
California Subclass
Against all Defendants

212.   Liang and Deming bring this claim individually and on behalf of the California Subclass.

213.   Liang, Deming, and California Subclass members assert this claim in the alternative, if they lack an adequate remedy at law.

214.   Liang and Deming incorporate and reallege each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

215.   California's Unfair Competition Law prohibits "unfair" conduct. *See* Cal. Bus. & Prof. Code §17200 *et. seq*. Each Defendant's conduct was unfair.

216.   As alleged in detail above, Defendants' actions caused substantial injury to Liang, Deming, and Class members, including California Subclass members. The harm was not outweighed by any countervailing benefits to consumers or to competition. Indeed, Defendants could have provided the same benefits to Vanguard's retirement plan clients, without doing any harm to Liang, Deming, or Class members. In contrast, Liang, Deming, and Class members could not have reasonably avoided this injury, as they had no control over Defendants' decision.

217.   Defendants' conduct, as alleged above, was immoral, unethical, oppressive, unscrupulous, and substantially injurious to consumers.

218.   One public policy predicate to this claim is that mutual fund managers must exercise due care, and good faith, in managing the fund for the benefit of all shareholders. This public policy is tethered to the extensive statutory and regulatory scheme that governs the conduct of mutual fund managers and trustees. Defendants' conduct violated this public policy.

219.   Defendants' unfair conduct was a direct and proximate cause of harm and damage to Liang, Deming, and the California Subclass members.

COUNT VII: Violation of the Colorado Consumer Protection Act (§ 6-1-101, *et seq.*)
Colorado Subclass
Against all Defendants

220.   Lichtenstein brings this claim individually and on behalf of the Colorado Subclass.

221.   Lichtenstein incorporates and realleges each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

222.   Colorado's Consumer Protection Act prohibits unfair or deceptive trade practices.

223.   More specifically, the Act states that "[a] person engages in a deceptive trade practice when, in the course of the person's business … the person … [e]ither knowingly or recklessly engages in any unfair, unconscionable, deceptive, deliberately misleading, false, or fraudulent act or practice." Colo. Rev. Stat. Ann. § 6-1-105 (West).

224.   The Act defines a "Person" as "an individual, corporation, business trust, estate, trust, partnership, unincorporated association, or two or more thereof having a joint or common interest, or any other legal or commercial entity." Colo. Rev. Stat. Ann. § 6-1-102 (West).

225.   Each Defendant qualifies as a Person as defined in the Act. Collectively, all Defendants qualify as Persons under the act because they acted having a joint or common interest.

226.   Each Defendant, individually and collectively, was acting in the course of their business when they committed the acts that form the substance of this claim.

227.   As previously alleged, each Defendant acted either knowingly or recklessly when they approved the December 2020 decision that forms the substance of this claim.

228.   Defendants' December 2020 decision treated taxable investors, including Lichtenstein and the Colorado Subclass members, unfairly.

229.   Defendants' December 2020 decision to lower the minimum investment threshold for the Institutional Funds caused substantial injury to Lichtenstein and the Colorado Subclass members.

230.   The harm was not outweighed by any countervailing benefits to consumers or to competition, as evidenced by the fact that both a competitor and Defendants later took actions that would have provided the same benefits to all Target Date Fund investors, but which would have done no harm to Lichtenstein or the Colorado Subclass members if that action were originally taken instead of the December 2020 decision.

231.   Lichtenstein and the Colorado Subclass members could not have reasonably avoided this injury, as they had no control over Defendants' decision.

232.   Defendants' violation of their fiduciary duties was a public wrong, committed against Lichtenstein and all members of the Colorado Subclass, and had a significant impact on the investing public.

233.   Defendants' December 2020 decision was made in bad faith.

234.   Defendants' unfair conduct was a direct and proximate cause of harm and damage to Lichtenstein and the Colorado Subclass members.

COUNT VIII: Violation of the Massachusetts Consumer Protection Law (Ch. 93A)
Massachusetts Subclass
Against all Defendants

235.   Day brings this claim individually and on behalf of the Massachusetts Subclass.

236.   Day incorporates and realleges each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

237.   The Massachusetts consumer protection law (Chapter 93A) prohibits "unfair" conduct. See Mass. Gen. Laws ch. 93A, § 2.

238.   As alleged in detail above, Defendants' actions caused substantial injury to Day and the Massachusetts Subclass members. The harm was not outweighed by any countervailing benefits to consumers or to competition. Indeed, Defendants could have provided the same benefits to Vanguard's retirement plan clients, without doing any harm to Day or the Massachusetts Subclass members. In contrast, Day and the Massachusetts Subclass members could not have reasonably avoided this injury, as they had no control over Defendants' decision.

239.   Defendants' conduct, as alleged above, was immoral, unethical, oppressive, unscrupulous, and substantially injurious to consumers.

240.   Defendants' unfair practices are within the penumbra of common-law and statutory concepts of unfairness. By common law and statute, mutual fund managers must exercise due care, and good faith, in managing the fund for the benefit of all shareholders. Each Defendant's conduct grossly violated these duties.

241.   Each Defendant's unfair acts occurred in a course of conduct involving trade or commerce. Vanguard offers Retail Fund shares and associated management services to the public. Vanguard is identified in Retail Fund Prospectuses and the funds' Statements of Additional Information as the investment advisor and fund manager.

242.   The Trustee and Officer Defendants also expressly offer their services to the public. Retail Fund documents, distributed to the public, identify the Trustee and Officer Defendants and tout their qualifications. For example:

> All of the trustees bring to each fund's board a wealth of executive leadership experience derived from their service as executives (in many cases chief executive officers), board members, and leaders of diverse public operating companies, academic institutions, and other organizations. … . Each trustee is determined to have the experience, skills, and attributes necessary to serve the funds and their shareholders because each trustee demonstrates an exceptional ability to consider complex business and financial matters, evaluate the relative importance and priority of issues, make decisions, and contribute effectively to the deliberations of the board. … The business acumen, experience, and objective thinking of the trustees are considered invaluable assets for Vanguard management and, ultimately, the Vanguard funds' shareholders.[51]

The Trust SAI goes on to name the Trustees and Officers and summarize their qualifications.

243.   Also, as alleged above, the Declaration of Trust states that it was "entered into … by the Trustees" and that "[e]very Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms." In other words, when consumers (members of the public) purchase Retail Fund shares, the Declaration purports to bind them into a contractual relationship with the Trustees. So consumers are expressly purchasing the services of the Trustee Defendants. And the fees and expenses that consumers pay to Vanguard, in connection with the shares of the Retail Funds, goes to pay the Trustees and Officers substantial compensation for their advertised services.

244.   Defendants' unfair conduct was a direct and proximate cause of harm and damage to Day and the Massachusetts Subclass members.

245.   On March 14, 2022, Day provided a written demand for relief to each Defendant, on behalf of herself and the Massachusetts Subclass. It is undisputed that the statutory notice period, to bring this claim, has now been satisfied. ECF No. 11 ¶5 (stipulation that the notice period has been satisfied).

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[51] Trust SAI, *supra*, note 4.

COUNT IX: Violation of the Illinois Consumer Protection Law (815 ILCS 505/2)
Illinois Subclass
Against All Defendants

246.   Poisson brings this claim individually and on behalf of the Illinois Subclass.

247.   Poisson incorporates and realleges each of the facts alleged in paragraphs 1 through 177 above as if set forth fully herein.

248.   The Illinois Consumer Fraud and Deceptive Business Practices Act prohibits "unfair" conduct. See 815 Ill. Comp. Stat. Ann. 505/2. Each Defendant's conduct was unfair.

249.   As alleged in detail above, Defendants' actions caused substantial injury to Poisson and the Illinois Subclass members. The harm was not outweighed by any countervailing benefits to consumers or to competition. Indeed, Defendants could have provided the same benefits to Vanguard's retirement plan clients, without doing any harm to Poisson or the Illinois Subclass members. In contrast, Poisson and the Illinois Subclass members could not have reasonably avoided this injury, as they had no control over Defendants' decision.

250.   Defendants' conduct, as alleged above, was immoral, unethical, oppressive, unscrupulous, and substantially injurious to consumers.

251.   One public policy predicate to this claim is that mutual fund managers must exercise due care, and good faith, in managing the fund for the benefit of all shareholders. This public policy is tethered to the extensive statutory and regulatory scheme that governs the conduct of mutual fund managers and trustees. Defendants' conduct violated this public policy.

252.   As alleged in more detail above and incorporated here, each Defendant's unfair acts occurred in the conduct of trade or commerce.

253.   Defendants' unfair conduct was a direct and proximate cause of harm and damage to Poisson and the Illinois Subclass members.

PRAYER FOR RELIEF

254.   Plaintiffs seek the following relief for themselves and for the Class:

- An order certifying the asserted claims, or issues raised, as a class action;

- A judgment in favor of Plaintiffs and the proposed Class;

- Damages, including statutory, enhanced, or punitive damages where applicable;

- An injunction prohibiting Defendants from further harming class members;

- Restitution;

- Disgorgement, and other just equitable relief;

- Pre- and post-judgment interest;

- Reasonable attorneys' fees and costs, as allowed by law; and

- Any additional relief that the Court deems reasonable and just.

JURY TRIAL DEMANDED

Plaintiffs demand a jury trial on all issues so triable.

Dated: November 15, 2022   **THE ROSEN LAW FIRM, P.A.**

                                            /s/Jacob A. Goldberg
                                            Jacob A. Goldberg (PA ID: 66399)
                                            Joshua Baker (*pro hac vice*)
                                            101 Greenwood Avenue, Suite 440
                                            Jenkintown, PA 19046
                                            Telephone: (215) 600-2817
                                            Fax: (212) 202-3827
                                            Email: jgoldberg@rosenlegal.com
                                                        jbaker@rosenlegal.com

                                            Phillip Kim (*pro hac vice*)
                                            Jonathan Stern (*pro hac vice*)
                                            275 Madison Avenue, 40th Floor
                                            New York, NY 10016
                                            Telephone: (212) 686-1060

Fax: (212) 202-3827
Email: pkim@rosenlegal.com
        jstern@rosenlegal.com

Interim Lead Counsel for Plaintiffs and the Class

DOVEL & LUNER, LLP
Jonas B. Jacobson
Simon Franzini
201 Santa Monica Blvd., Suite 600
Santa Monica, CA 90401
Telephone: (310) 656-7066

Additional Counsel for Plaintiffs

**WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP**
Mark C. Rifkin
Matthew M. Guiney
270 Madison Avenue
New York, NY 10016
Telephone: 212/545-4600
Facsimile: 212/545-4653

Additional Counsel for Plaintiffs

GOLOMB, SPIRT, GRUNFELD, P.C.
Richard M. Golomb
Kenneth J. Grunfeld
Kevin W. Fay
1835 Market Street, Suite 2900
Philadelphia, PA 19103
Tel: (215) 985-9177
Fax: (215) 985-4169

**BEASLEY, ALLEN, CROW, METHVIN,
PORTIS & MILES, P.C.**
W. Daniel "Dee" Miles, III
James B. Eubank
218 Commerce Street
Montgomery, Alabama 36104
Tel: (334) 269-2343
Fax: (334) 954-7555

Additional Counsel for Plaintiffs

THE BROWN LAW FIRM, P.C.
Timothy Brown
767 Third Avenue, Suite 2501
New York, NY 10017
Telephone: (516) 922-5427
Facsimile: (516) 344-6204

Additional Counsel for Plaintiffs